Exhibit 1.1

LAW OF PETRÓLEOS MEXICANOS

Chapter I
Nature, Objective and Property

Article 1. — This Law is of public interest, and is based on articles 25, 27 and 28 of the Political Constitution of the United Mexican States.

This law has the purpose of regulating the organization, operation, control and accountability of Petróleos Mexicanos, which was established by a decree published on June 7, 1938, as well as of setting the general bases applicable to its subsidiary entities.

Petróleos Mexicanos and the subsidiary entities that are established shall be regulated primarily by this Law and its Regulations, and only in respect of that which is not regulated thereunder, by applicable legal provisions. The subsidiary entities shall also be regulated by the provisions under related decrees issued by the Federal Executive.

Article 2. — The State shall carry out the activities exclusively entrusted to it in the strategic areas of petroleum, hydrocarbons and basic petrochemicals, through Petróleos Mexicanos and the subsidiary entities pursuant to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, and the regulations thereunder.

Article 3. — Petróleos Mexicanos is a decentralized entity with the mandate of production, legal capacity and its own property, domiciled in Mexico City, Federal District, with the purpose of carrying out exploration, exploitation and all of the activities mentioned in the previous article, as well as conducting pursuant to this Law the central planning and strategic management of the petroleum industry.

Petróleos Mexicanos may rely on decentralized subsidiary entities to carry out the activities that constitute the petroleum industry.

Petróleos Mexicanos, the subsidiary entities and their respective companies may co-generate electric energy and sell their surplus to the Federal Electricity Commission and Central Light and Power, through agreements with such entities.

Article 4. — The property of Petróleos Mexicanos and of each of the subsidiary entities will be comprised by the goods, rights and obligations acquired by, or assigned or adjudicated to, them; of those acquired under any legal title, budgetary allocations or grants; of the revenues obtained as a result of their operations and of the revenues received under any other title.

Petróleos Mexicanos and the subsidiary entities may be jointly and severally liable for the payment of national or international obligations incurred by them.

Petróleos Mexicanos shall manage its property in accordance with applicable legal provisions.

Article 5. — Petróleos Mexicanos and its subsidiary entities may, pursuant to their respective objectives, enter into any kind of acts, agreements and contracts and sign negotiable instruments with individuals or entities, provided that these preserve the exclusive ownership and control by the Mexican State over hydrocarbons, subject to applicable legal provisions.

Petróleos Mexicanos and its subsidiary entities will be empowered to carry out operations related directly or indirectly to their objectives. Their Directors General shall manage and legally represent such decentralized public entities with full general powers to undertake acts of ownership and administration and lawsuits and collections, including those requiring special powers or clauses in terms of the applicable provisions; to file criminal complaints in the case of crimes that can only be prosecuted by petition of the affected party; to grant pardons in criminal actions; to file and desist from judicial actions, including constitutional writs; as well as to agree to arbitration and settlements.

The Director General of Petróleos Mexicanos will maintain a registry of the granting and revocation of general and special powers granted in favor of third parties. Such registry shall be disclosed to the members of the Board of Directors, for whatever reason they may request it.

The Directors General shall be empowered to grant and revoke general or special powers, but when these are granted in favor of third parties, they shall inform and justify them to the respective Board of Directors in the following meeting.

The officers immediately inferior to the heads of Petróleos Mexicanos and its subsidiary entities will also have such powers in the terms mentioned above, but exclusively with respect to matters related to their authority and to those that are expressly assigned or delegated by the corresponding Director General.

Chapter II
Organization and Function

First Section
General Provisions

Article 6. — The Board of Directors of Petróleos Mexicanos will determine the organizational and operating structure for the best fulfillment of its objectives and the activities of the entity within its technical, commercial and industrial scope.

Petróleos Mexicanos will have the business units that it requires for the best accomplishment of its objective, pursuant to the terms of its Organic Statute.

The subsidiary entities of Petróleos Mexicanos will be created by the Head of the Federal Executive, based on a proposal submitted by the Board of Directors, and will have the nature of decentralized entities with the mandate of production, of a technical, commercial and industrial character, with legal personality and capacity to own their property, with the purpose of undertaking the strategic activities related to the state petroleum industry.

The activities of Petróleos Mexicanos regarding the manufacture of petrochemical products other than basic petrochemicals will also be carried out by subsidiary entities; these entities may carry out the activities of transportation, storage, distribution and marketing of such products.

The subsidiary entities will work in a coordinated manner, consolidating their operations, utilization of financial resources, general accounting, reporting and accountability, as authorized by the Board of Directors of Petróleos Mexicanos.

The organizational and operating structure of Petróleos Mexicanos and its subsidiary entities shall tend toward the optimization of human, financial and material resources; process simplification; avoiding duplication of activities; efficiency and transparency, as well as adopting the best corporate governance practices.

Article 7. — Petróleos Mexicanos will be managed and administrated by a:

I. Board of Directors; and

II. Director General appointed by the Federal Executive.

In the performance of their duties, the Board of Directors and the Director General, at all times, will aim to create economic value, for the benefit of Mexican society, while being environmentally responsible, maintaining control and management of the industry, and striving to strengthen sovereignty and energy safety, and will seek to achieve productivity enhancements, the adequately replacement of hydrocarbon reserves, the progressive reduction of the environmental impacts of hydrocarbon production and consumption, the satisfaction of energy needs, efficient saving and use of energy, the best execution of strategic activities under its authority when desirable for the nation, the promotion of Mexican engineering and the support of research and technological development.

Second Section
Board of Directors of Petróleos Mexicanos and its Subsidiary Entities

Article 8. — The Board of Directors of Petróleos Mexicanos shall be comprised by fifteen regular members, as follows:

I. Six representatives from the State, appointed by the Federal Executive;

II.	Five representatives from the Petroleum Workers’ Union of the Mexican Republic, who must be active members therein and permanent employees of Petróleos Mexicanos; and

III.	Four professional directors appointed by the Federal Executive, who will represent the State and be public officials.

To appoint the professional directors, the President of the Republic will submit their appointments to the Senate or, if that body is in recess, to the Permanent Commission for ratification by an absolute majority.

If either the Senate of the Republic or the Permanent Commission rejects an appointment, the Federal Executive will submit a new proposal.

In every case, the Senate or the Permanent Commission will resolve, within a non-extendable period of thirty days commencing on the date of the presentation of the proposal, to accept or reject a proposed appointment.

The definitive absence of a professional director will be filled by a substitute director, who will conclude the corresponding term.

The professional directors may be removed only for the causes stated and pursuant to the procedure set forth in articles 12 and 13 of this Law.

Article 9. — The Chairman of the Board will be the Head of the Ministry of Energy, who will have a vote in case of a tie.

For each regular director, other than the professional directors, the Federal Executive and the Petroleum Workers’ Union of the Mexican Republic will appoint the respective alternates. Professional directors will not have alternates.

Alternate directors will be subject to the same provisions as the regular directors, in respect of those representing the State or those appointed by the Petroleum Workers’ Union of the Mexican Republic.

Budgetary matters will be voted on in the Board only by the directors representing the State.

Article 10. — The compensation of professional directors will be as set forth in the Federal Expenditure Budget.

Article 11. — Professional directors shall comply with the following conditions:

I.	Be Mexican citizens, with full enjoyment of their civil and political rights;

II.	Have a professional degree in the areas of law, economy, engineering, public administration, accountancy or disciplines related to the energy industry;

III.	Have worked for at least ten years in the professional, educational or research sectors, or in activities that provide the experience necessary to undertake the duties of the Board of Directors; and

IV.	Not have occupied executive positions in any political party, nor held elective office, in the three years prior to their date of appointment.

The Ministry of Public Function shall issue guidelines on the compatibility of occupying other employment, posts or commissions, for the purpose of avoiding any conflict of interest.

Article 12. — The following are causes for removal of directors:

I.	Mental or physical incapacity that hinders the proper exercise of their duties for more than six months;

II.	Breaching, without justified cause, the resolutions of the Board of Directors of Petróleos Mexicanos;

III.	Acting deliberately in excess of the authority, or deliberately failing to carry out the responsibilities, established in this Law;

IV.	Failing to comply with any requirement set forth in this Law for being a member of the Board of Directors, or suffering any impediment in respect of compliance with them;

V.	Utilizing, for personal benefit or for the benefit of any third party, the information available to them in the exercise of their duties or disclosing such information in violation of applicable provisions;

VI.	Incurring any of the bases for liability referred to in this Law;

VII.	Deliberately submitting false information for consideration of the Board of Directors;

VIII.	Not excusing themselves from discussion of and voting on matters in respect of which they have a conflict of interest;

IX.	In the case of professional directors, being absent from their duties without motive or cause that is justified in the opinion of the Board of Directors;

X.	Having been convicted of an intentional crime resulting in imprisonment; and

XI.	Acquiring another nationality.

Without prejudice to the foregoing, the Federal Executive and the Petroleum Workers’ Union of the Mexican Republic will be able to freely substitute their representatives in the Board of Directors, except for professional directors.

Article 13. — At the request of at least two of its members, the Board of Directors will hear and render opinions on the causes for removal referred to in the previous article, based on the evidence presented to it for such purpose.

The Board of Directors will decide by the majority vote of its members, subject to the right of a hearing, whether removal is justified.

The removal opinion and the supporting documents, as well as the elements of defense provided by the relevant director, will be sent to the President of the Republic or to the Petroleum Workers’ Union of the Mexican Republic, as applicable, who will issue a final determination.

Article 14. — The term for the professional directors will be six years, with the possibility of being reappointed for one additional term of the same length.

Professional directors that fill vacancies that arise before the termination of the respective term will serve only the remaining term of the replaced director, but may be appointed thereafter for one additional term of six years.

Article 15. — The Board of Directors of Petróleos Mexicanos will deliberate in meetings and will decide matters by a majority vote of the members present at the sessions. In the event that this majority is achieved without the concurring vote of at least two professional directors, within a period not greater than twenty business days, the directors that are opposed will be able to issue their reasoned opinion explaining their dissenting votes. The matter will then be determined by a simple majority of votes of the members present at the next session that is held after the stated period.

The Regulations of the present Law will establish the rules for the disclosure of, as the case may be, the resolutions and the respective votes of the members of the Board of Directors, for disclosure to the financial markets, without prejudice to information that in terms of the applicable provisions should be classified as confidential or remain undisclosed.

The members that represent the State shall pronounce their positions in the respective meetings on the matters that are presented to the Board of Directors of Petróleos Mexicanos and its subsidiary entities.

The pronouncement of the directors referred to in the preceding paragraph shall be in the affirmative or the negative. If such pronouncement is in the negative, the decision shall be based on law and supported by the director’s reasoning. If the specific matter merits further study or consultation beyond the meeting of the Board, an opinion shall be issued within the following five business days, in the understanding that the lack of a timely response will imply approval.

Article 16. — The Board of Directors may validly meet with the presence of at least ten of its members, provided that the majority of those present are members that represent the State.

The Board of Directors will validly meet every two months in regular sessions, in accordance with the agreed calendar and with prior notice from the Secretary of the Board at the proposal of its Chairman. It may also meet in an extraordinary session when necessary. The notice for ordinary meetings will be provided at least seven business days in advance. In the event of extraordinary meetings two business days’ notice will be sufficient.

Article 17. — The members of the Board of Directors will appoint, in accordance with the proposal of their Chairman, the Secretary of such Board, and, in accordance with the suggestion of the Director General, the Assistant Secretary.

Article 18. — Each of the subsidiary entities will be managed and administered by a Board of Directors and a Director General appointed and removed by the Federal Executive, in accordance with the proposal of the Director General of Petróleos Mexicanos.

The Boards of Directors of the subsidiary entities will be comprised by:

I.	The Director General of Petróleos Mexicanos, who will chair them;

II.	Representatives from the State, appointed by the Federal Executive; and

III.	At least two professional directors, appointed by the Federal Executive, representing the State. The number of these directors will always be less than that of the directors appointed in accordance with the preceding clause II.

The regular members of each Board will appoint their respective alternates, except in the case of professional directors, who may not be substituted.

The Directors General of the subsidiary entities will be able to participate verbally in the meetings of their respective Board of Directors, but without a vote.

The professional directors of the subsidiary entities will be subject to the same rules established for the professional directors of Petróleos Mexicanos, pursuant to terms of this Law.

Third Section
Duties of the Board of Directors of Petróleos Mexicanos

Article 19. — The Board of Directors will have the following duties:

I.	Providing the central leadership and strategic management of Petróleos Mexicanos and its subsidiary entities, for which it will:

a)	Establish, in accordance with the Energy Sector Program, the general policies relating to production, marketing, technological development, general administration, finances and other considerations relating to the matters referred to in this article;

b)	Issue the guidelines that regulate the operating relationships between and among Petróleos Mexicanos and its subsidiary entities in financial, credit, tax, accounting, security, budgetary and such other matters as are applicable;

c)	Ensure that the interests of the subsidiary entities and their affiliates are in line with those of Petróleos Mexicanos;

d)	Establish the rules for the annual accounting and financial consolidation of the subsidiary entities of Petróleos Mexicanos;

e)	Guide Petróleos Mexicanos and its subsidiary entities according to the best industry, corporate and general practices, at all times, in accordance with the mandate set forth by this Law; and

f)	Monitor the operating risk management system of the petroleum industry established by the Director General.

II.	Monitoring and evaluating the performance of Petróleos Mexicanos and of its subsidiary entities;

III.	Approving on a yearly basis, according to the national energy policy, the business plan of Petróleos Mexicanos and the subsidiary entities, which should be prepared based on a five-year projection;

IV.	Approving, subject to prior opinion from the relevant committee:

a)	The transactions that Petróleos Mexicanos or its subsidiary entities plan to enter into, directly or indirectly, with those entities over whom it exercises control or significant influence; provided that no Board of Directors approval will be required for the transactions mentioned below, provided that they comply with the relevant policies and guidelines approved by the Board:

1.	The transactions that in terms of their size are immaterial for Petróleos Mexicanos or its subsidiary entities, and

2.	The transactions that are carried out between or among Petróleos Mexicanos and its subsidiary entities, provided that these are entered into in the ordinary course of business, at market prices and in accordance with guidelines established by authorities or are supported by valuations performed by outside experts;

b)	The compensation of the Director General and of the officials occupying the three hierarchical levels below such position;

c)	That the Director General be subject to the agreed maximum budgetary allocations for negotiation of the collective bargaining agreement;

d)	The salary guidelines, as well as the human resources policies of Petróleos Mexicanos and its subsidiary entities;

e)	The proposal for the removal of the Director General, for submission thereafter to the consideration of the Federal Executive;

f)	The policies for the granting of borrowings, guarantees, loans or any type of credit to its subsidiary entities and affiliates; as well as for the release from such guarantees;

g)	The guidelines establishing the form in which the information requests referred to in article 20 of this Law will be effected, as well as their scope;

h)	The guidelines regarding matters of control, internal auditing and security of Petróleos Mexicanos and its subsidiary entities;

i)	The accounting policies of Petróleos Mexicanos and its subsidiary entities, in accordance with applicable regulations;

j)	The regulations applicable to Petróleos Mexicanos and its subsidiary entities for the contracting of works and related services, acquisitions, leasing and rendering of services, pursuant to the terms set out in article 51 of this Law;

k)	The investment projects and programs, as well as contracts that exceed the amounts established in the applicable regulations;

V.	Approving the draft budgets of Petróleos Mexicanos and its subsidiary entities, as well as the bases, regulations and procedures for their formulation;

VI.	Approving, within the terms of this Law, adjustments to the budgets of Petróleos Mexicanos and of its subsidiary entities, execution timetables and their modification, as well as the rules setting forth the types of modifications that will not require approval of the Board of Directors;

VII.	Approving and authorizing for publication on a yearly basis, with the prior opinions of the Audit and Performance Evaluation Committee and of the external auditors, the entity’s financial statements;

VIII.	Approving the terms and conditions for the contracting of obligations that constitute public indebtedness of Petróleos Mexicanos, in accordance with the financing program approved by the Ministry of Finance and Public Credit and the guidelines approved by such Ministry;

IX.	Addressing, through the applicable committees, the main risks to which Petróleos Mexicanos and its subsidiary entities are exposed, based on the information presented by such committees, the Director General, the Commissioner or the external auditor; and addressing also the accounting, control, security and internal audit systems, as well as the registration, filing and public disclosure of information;

X.	Approving, at the request of the Director General, proposals for establishing subsidiary entities of Petróleos Mexicanos for the undertaking of strategic activities, as well as other actions that derive from article 16 of the Federal Law of Decentralized Public Entities and its applicable Regulations, in order to submit them thereafter for consideration by the Head of the Federal Executive;

XI.	Approving, at the request of the Director General, the establishment of affiliated companies under the control of Petróleos Mexicanos or of its subsidiary entities that will be decentralized public entities, as well as other actions set forth in article 32 of the Federal Law of Decentralized Public Entities, but without being subject for these purposes to the procedure for the creation and dissolution of such entities, as set forth in such law and its regulations;

XII.	Authorizing, at the request of the Director General, the participation of Petróleos Mexicanos and its subsidiary entities in the establishment and, as applicable, liquidation, merger or spin-off of corporations that do not meet the requirements for being considered decentralized public entities;

XIII.	Approving the annual operating and financing plan referred to in article 30, section III of this Law, which will be disclosed by its Chairman, as well as performing related evaluations of the plan, based on objective and quantifiable indicators;

XIV.	Approving the criteria and guidelines for the granting of extraordinary payments by Petróleos Mexicanos and its subsidiary entities, subject to applicable provisions, and those for donations and contributions, in cash or in kind;

XV.	Approving the annual report of Petróleos Mexicanos and its subsidiary entities;

XVI.	Approving the dismantling or sale of the industrial installations of Petróleos Mexicanos and its subsidiary entities when those installations are no longer suitable to fulfill their purposes, in accordance with the General Law of National Property;

XVII.	Issuing the rules or general guidelines pursuant to which the Director General can, when necessary, dispose of the fixed assets of Petróleos Mexicanos that are no longer required for the operations pertaining to its objective;

XVIII.	Appointing and removing, or granting leave of absence to, at the proposal of the Director General, public officials holding offices in the two levels of administrative hierarchy below such position;

XIX.	Establishing the rules, guidelines and procedures for the acquisition, lease and sale of real estate required by Petróleos Mexicanos and its subsidiary entities for fulfillment of their purposes;

XX.	Approving rules and guidelines for the canceling of debts owed by third parties to Petróleos Mexicanos, when the economic unfeasibility or practical impossibility of collection is apparent, and informing the Ministry of Finance and Public Credit of the same;

XXI.	Approving the Organic Statute, which will include the structure, bases of organization and functions that correspond to the different business units that comprise Petróleos Mexicanos, as well as the internal rules of the Board of Directors; and

XXII.	Performing any other responsibilities established by the Organic Statute, as well as by other applicable laws and regulations.

The duties referred to in this article may not be delegated, except for those set forth in section I, subsection c) hereto, which may only be delegated upon prior resolution to such effect adopted by the Board of Directors.

Article 20. — The members of the Board of Directors may, in the performance of their duties, request through the General Director the information necessary to make decisions concerning the entity, its subsidiaries, entities under its control or affiliates.

Article 21. — The information presented to the Board of Directors by senior management and other employees of Petróleos Mexicanos, its subsidiary entities and the entities that it controls, should be signed by the persons responsible for its content and preparation.

Fourth Section
Committees

Article 22. — The Board of Directors of Petróleos Mexicanos will have the committees necessary to properly perform its duties.

In every case, Petróleos Mexicanos will have the following committees:

I.	Audit and Performance Evaluation;

II.	Strategy and Investment;

III.	Compensation;

IV.	Acquisitions, Leasing, Works and Services;

V.	Environmental and Sustainability;

VI.	Transparency and Accountability; and

VII.	Development and Technological Research.

The Board of Directors will appoint from among the directors representing the State the members of the Committees, except as expressly set forth in this Law. The Chairman will propose the appointments. Each committee will be composed of at least three directors.

The professional directors may not have alternate members for the committees of which they are members.

Article 23. — The Audit and Performance Evaluation Committee will be composed of three professional directors and will be chaired, on a rotating basis, by one of them, as determined by the Board of Directors. A representative of the Ministry of Public Function will attend meetings as a permanent invitee, participating verbally but without a vote.

Such committee will be responsible for:

I.	Supervising the management of Petróleos Mexicanos, reviewing relevant documentation and evaluating the financial and operational performance — generally and by segments — of the entity. Moreover, it shall present to the Board of Directors reports relating to each of these matters;

II.	Evaluating the achievement of the goals, objectives, plans and programs of the entity, including compliance with the time lines, terms and conditions of the commitments that it assumes, as well as performance indicators;

III.	Verifying and certifying the reasonableness and sufficiency of accounting and financial information;

IV.	Appointing, supervising and evaluating the external auditor, fixing its compensation, and making determinations regarding the contracting of other auditors;

V.	Issuing an opinion regarding the contracting of the external auditor for activities not related to those of external auditing, in order to avoid a conflict of interest that may affect the auditor’s independence;

VI.	Supervising the processes of formulating, compiling and disclosing accounting and financial information, as well as the performance of audits of the financial statements in accordance with applicable accounting principles and audit rules;

VII.	Supervising the preparation of the external auditor’s opinion on the financial statements of Petróleos Mexicanos;

VIII.	Issuing an opinion on the sufficiency and reasonableness of the external auditor’s opinion on the financial statements of Petróleos Mexicanos;

IX.	Establishing a system for managing risks that may affect the financial condition and operations of the entity, as well as reporting periodically to the Board of Directors on related compliance;

X.	Proposing to the Board of Directors guidelines in respect of internal controls and performance evaluation;

XI.	Notifying the Board of Directors on an ongoing basis of the strength of the internal control system and proposing related improvements;

XII.	Scheduling and requesting, at any time, the investigations and audits that it deems necessary, except for those relating to the performance of the Board of Directors. To carry out the above, it may rely on external auditors or the Internal Control Body;

When, as a result of such investigations or audits, alleged irregularities or crimes are detected, immediate notice will be given to the Internal Control Body or other competent body within the entity, respectively;

XIII.	Presenting to the Board of Directors, with the frequency requested by such Board, reports on the results of its activity;

XIV.	Evaluating the achievement of goals regarding the replacement of hydrocarbon reserves;

XV.	Issuing an opinion on the measurement and evaluation of hydrocarbon reserves; and

XVI.	All others that are established in other applicable laws and regulations.

Article 24. — The Strategy and Investment Committee shall be chaired by a professional director and will have, among other duties, that of analyzing the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. Moreover, it will supervise and evaluate investments once they have been carried out.

Article 25. — The Compensation Committee will be chaired by a professional director and will have, among others duties, that of proposing to the Board of Directors the compensation procedure for the Director General and those officials in the three hierarchical levels below such position, taking into consideration the granting of incentives based on performance and measurable results, within the limits established by the corresponding guidelines.

Article 26. — The Acquisitions, Leasing, Works and Services Committee will be chaired by a professional director. A representative of the Ministry of Public Function will attend meetings as a permanent invitee, participating verbally but without a vote.

With respect to acquisitions, leasing and contracting of works and services, related exclusively to the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals, such committee will have, with respect to Petróleos Mexicanos, the following duties:

I.	Reviewing, evaluating, administering and formulating pertinent recommendations for annual acquisitions, leasing, services and public works programs, which shall be adjusted to the objectives established in the Business Plan;

II.	Issuing an opinion on the justifiability of not holding public bidding processes, pursuant to applicable provisions, and determining, based on such justification as is presented by the relevant unit, the contracting procedures to be used — which may consist of a restricted invitation or direct award — giving notice of the same to the Audit and Performance Evaluation Committee;

III.	Issuing opinions requested by the Board of Directors on model contracts and agreements regarding acquisitions, leasing, services and works;

IV.	Authorizing the creation of sub-committees, their implementation and operation;

V.	Issuing opinions required by the Board of Directors regarding the entering into of agreements and contracts, their performance, as well as their suspension, cancellation or early termination; and

VI.	All others established in this Law, its Regulations, the Organic Statute of Petróleos Mexicanos and other applicable provisions.

Moreover, such committee will be responsible for proposing to the Board of Directors, pursuant to Article 134 of the Political Constitution of the United Mexican States, as well as interpreting for administrative purposes, the regulations concerning matters involving acquisitions of goods and services, contracting for services and works and sales of goods, applicable to Petróleos Mexicanos and its subsidiary entities, related exclusively to the core activities of a productive character referred to in article 3 of the

Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals.

Article 27. — Each subsidiary entity, as applicable, will have a Strategy and Investment Committee and an Acquisitions, Leasing, Works and Services Committee. Such committees will be comprised in accordance with guidelines established by the Board of Directors of Petróleos Mexicanos.

These Strategy and Investment Committees will have the duties set forth in article 24 of this Law, in relation to the activities of the corresponding subsidiary entity.

The Acquisitions, Leasing, Works and Services Committees will have, in addition to those referred to in sections I to VI of the preceding article, the following duties:

I.	Issuing policies, regulations, guidelines and rules of operation;

II.	Applying the rules issued by the Board of Directors of Petróleos Mexicanos, as well as proposing modifications thereto; and

III.	Reviewing the compatibility of programs and budgets for acquisitions, leasing, services and public works, with the central planning and strategic management of the activities comprising the state petroleum industry.

Article 28. — The Environmental and Sustainability Committee will have as its purpose assisting Petróleos Mexicanos in implementation of, and compliance with, policies for the preservation of the environment and achievement of sustainable development.

The Environmental and Sustainability Committee will be composed of three professional directors and will be chaired, on a rotating basis, by one of them, as determined by the Board of Directors. A representative of the Ministry for the Environment and Natural Resources will attend meetings as a permanent invitee, participating verbally but without a vote.

The Committee will have the following duties:

I.	Preparing plans for the prevention of hydrocarbon spills, both onshore and offshore;

II.	Ensuring strict compliance with preventive plans;

III.	Preparing both onshore and offshore environmental contingency plans, as well as coordinating with the different participants at federal, state and municipal levels to contain and limit any damage caused by activity or accidents related to the petroleum industry;

IV.	Preparing plans for the remediation of soil and bodies of water affected by the works and activities related to the petroleum industry;

V.	Undertaking periodic evaluation of the plans that it has prepared;

VI.	Preparing plans for the progressive substitution of alternative energy sources for hydrocarbons, presenting these to the Board of Directors; and

VII.	Delivering an annual report to the Board of Directors on the actions it has taken.

Article 29. — The Transparency and Accountability Committee will be headed by a professional director and will have the following duties:

I.	Proposing to the Board of Directors, in observance of the applicable best practices, criteria to determine which information will be deemed relevant to Petróleos Mexicanos and its subsidiary entities, as well as the rules and — where applicable — recommendations for its disclosure;

II.	Verifying compliance with the criteria, rules and recommendations referred to in the preceding section;

III.	Issuing, within the scope of its authority, an opinion on the reports referred to in this Law;

IV.	Establishing the criteria for organizing, classifying and handling the reports referred to in this Law, as well as verifying their preparation and disclosure;

V.	Proposing to the Board of Directors the system of accountability of the management of Petróleos Mexicanos;

VI.	Preparing an annual opinion on transparency and accountability of the entity;

VII.	Proposing mechanisms for responding to requests for access to information and related disclosure;

VIII.	Requesting such information from the office of the Director General of Petróleos Mexicanos as is necessary for the adequate performance of its duties; and

IX.	All others that are established in applicable laws and regulations.

Article 30. — The Development and Technological Research Committee will have as its purpose proposing to the Board of Directors actions in respect of research and technology development in the different fields under and related to the activities of the petroleum industry.

This Committee will consider proposals made by institutions of higher education as well as scientific and technological research performed by the scientific community in general, so that Petróleos Mexicanos and its subsidiary entities may make use of relevant innovations.

The Committee will invite, on an honorary basis, representatives from institutions of higher education and the scientific and technological research community to participate in its meetings verbally, but without a vote.

Fifth Section
Duties of the Director General

Article 31. — In addition to what is set forth in the Federal Law of Decentralized Public Entities, the Director General of Petróleos Mexicanos will have the following duties:

I.	Managing and legally representing the entity;

II.	Conducting the strategic planning and preparing the initial drafts of the consolidated revenue and expenditure budget of Petróleos Mexicanos and its subsidiary entities, with their participation;

III.	Formulating and submitting for the authorization of the Board of Directors the business plan as well as the annual operating and financing plan, pursuant to which performance goals based on the best practices of the petroleum industry are set;

IV.	Defining the bases for the supervision, coordination, control and performance evaluation systems of the subsidiary entities, in order to optimize their operations and manage the services common to them;

V.	Reaching agreement with the Petroleum Workers’ Union of the Mexican Republic on the Collective Bargaining Agreement, and issuing labor regulations for non-union workers that will regulate the labor relations of Petróleos Mexicanos and its subsidiary entities, pursuant to the terms of article 123, Part A, of the Political Constitution of the United Mexican States and those of the Federal Labor Law;

VI.	Providing to the Ministry of Finance and Public Credit, through the Ministry of Energy, the budgetary and financial information corresponding to Petróleos Mexicanos and its subsidiary entities, for its inclusion in the Annual Account of the Federal Public Expenditures;

VII.	Establishing the mechanisms and internal control systems that will permit the evaluation, monitoring and verification of whether the actions and operations of Petróleos Mexicanos and its subsidiary entities comply with applicable regulations, as well as following up on the results and taking any related necessary measures;

VIII.	Proposing measures for technological development that ensure the quality of the entity’s products;

IX.	Exercising, directly or through those who are determined to have authority, necessary actions against those who have allegedly caused damage or loss to Petróleos Mexicanos or to its subsidiary entities;

X.	Preparing and presenting to the Board of Directors the report referred to in article 70 of this Law;

XI.	Notifying the Ministry of Finance and Public Credit of any intention to incur a contractual obligation that constitutes public indebtedness, with the advance notice provided for in the guidelines issued by such Ministry;

XII.	Disclosing material information and events that should be made public, pursuant to the terms of the applicable provisions;

XIII.	Implementing and managing the safety systems of Petróleos Mexicanos and its subsidiary entities, in coordination with relevant ministries at the three government levels;

XIV.	Disclosing to the general public, within the terms established by the Board of Directors, the financial statements of the subsidiary entities and affiliates controlled by Petróleos Mexicanos; and

XV.	All other duties that are set forth in the Organic Statute of Petróleos Mexicanos and other applicable laws and regulations.

The Director General of Petróleos Mexicanos will exercise its duties in an efficient, uniform and consistent manner, in accordance with the strategic planning of the petroleum industry and its respective programs.

Article 32. — The Director General, for the exercise of its duties and activities, will be assisted by those public officials as are provided for in the Organic Statute of Petróleos Mexicanos.

Sixth Section
Oversight of Petróleos Mexicanos

Article 33. — The internal and external oversight of Petróleos Mexicanos will be undertaken by:

I.	The Audit and Performance Evaluation Committee referred to in article 23 of this Law;

II.	A Commissioner;

III.	The Internal Control Body;

IV.	The Superior Audit Office of the Federation; and

V.	The External Auditor.

Article 34. — The Commissioner will be appointed by the Federal Executive and will have the following duties:

I.	Rendering to the Federal Executive, through the sector’s coordinating ministry, an annual report regarding the veracity, sufficiency and reasonableness of the information presented and processed by the Board of Directors;

II.	Requesting the information necessary to render the report referred to in the preceding section;

III.	Attending meetings of the Board of Directors, participating verbally, but without a vote;

IV.	Representing the interests of the holders of instruments referred to in article 47 of this Law and, consequently, bearing the responsibility of gathering and disclosing in a timely manner information that is accurate and complete concerning the general state of the entity; and

V.	All others that are set forth in the Organic Statute of Petróleos Mexicanos.

The Superior Audit Office of the Federation will, in compliance with its supervisory duties as conferred by the Political Constitution of the United Mexican States and by this Law, carry out audits of Petróleos Mexicanos, whether in respect of financial results or performance, in order to review compliance with the objectives provided for by the federal programs under its charge, in response to which Petróleos Mexicanos shall provide the required information and documentation.

The Superior Audit Office of the Federation may request, at any time, information from Petróleos Mexicanos and its subsidiary entities for audit review purposes, in connection with a complaint pursuant to the terms of article 79 of the Political Constitution of the United Mexican States.

Article 35. — The responsibility for evaluating the performance of the entity, with respect to the goals, objectives and programs of its business units, shall be borne by the Audit and Performance Evaluation Committee.

The Ministry of Public Function and the Internal Control Body of Petróleos Mexicanos and its subsidiary entities shall have the duties granted by applicable laws and regulations; however, they shall not be responsible for evaluating the performance of the entity. The Ministry of Public Function and the internal control bodies of Petróleos Mexicanos and of its subsidiary entities will resolve complaints presented in connection with the procedures for acquisitions, leasing and contracting of services and works, as well as conciliation procedures for these matters, pursuant to the terms of the Law of Acquisitions, Leasing and Services of the Public Sector and of the Law of Public Works and Related Services.

If, in the exercise of their duties, the Ministry of Public Function and the Internal Control Body detect situations bearing on performance or compliance with the goals, objectives and programs of the entity, they shall notify the Audit and Performance Evaluation Committee of their findings, in order to determine whether to commence or continue with the corresponding audits.

The Ministry of Public Function, the Internal Control Body and the Audit and Performance Evaluation Committee shall coordinate their activities to avoid duplicating the performance of their duties.

The Ministry of Public Function and the Internal Control Body shall not exercise, in any case, the duties set forth in this Law to be performed by the Audit and Performance Evaluation Committee or the Commissioner.

The heads of the internal control bodies of Petróleos Mexicanos and its subsidiary entities will be appointed by the Federal Executive through the Ministry of Public Function. The internal control bodies of the subsidiary entities will report hierarchically and functionally to, and be under the supervision of, the Head of the Internal Control Body of Petróleos Mexicanos, to whom they must provide reports of the activities they carry out.

Administrative liabilities procedures, carried out pursuant to the corresponding Law, against public officials of Petróleos Mexicanos and the subsidiary entities shall be brought and resolved before the Internal Control Body of Petróleos Mexicanos.

The Internal Control Body shall coordinate with the Audit and Performance Evaluation Committee in carrying out its duties and programs.

Chapter III
Liabilities of the Members of the Board of Directors

Article 36. — The members of the Board of Directors of Petróleos Mexicanos will be subject to the liabilities regime set forth in the Federal Law of Administrative Liabilities of Public Officials, in the Federal Law of Budget and Fiscal Accountability and in this Law.

Accordingly, they will be liable for damages and losses suffered by Petróleos Mexicanos resulting from acts, circumstances or omissions that contravene that which is set forth in this Law.

Article 37. — The members of the Board of Directors shall be in breach of their duty of diligence due to any of the following:

I.	Failing to attend meetings of the Board of Directors or of the committees of which they are part, without cause justified in the opinion of the Board;

II.	Failing to disclose to the Board of Directors, or if applicable, the committees of which they are part, relevant information of which they are aware and that is necessary for adequate decision making in such bodies, unless there is a legal or contractual obligation to maintain confidentiality or refrain from disclosing such information; or

III.	Failing to comply with the duties imposed by this Law or any other applicable provisions.

Article 38. — The members of the Board of Directors shall be in breach of their duty of loyalty due to any of the following:

I.	Obtaining, without legitimate cause and through their duties as directors, economic benefits for themselves or in favor of third parties;

II.	Despite the existence of a conflict of interest, voting in the meetings of the Board of Directors or making decisions relating to the property of Petróleos Mexicanos, its subsidiary entities or the entities it controls;

III.	Taking advantage for themselves or in favor of third parties through use or enjoyment of the assets of Petróleos Mexicanos and its subsidiary entities, in contravention of the policies approved by the Board of Directors;

IV.	Generating, disclosing, publishing or providing information concerning Petróleos Mexicanos, its subsidiary entities or entities that it controls, with knowledge that such information is false or misleading, or ordering that such conduct be carried out;

V.	Ordering that an entry not be made in the books and records of Petróleos Mexicanos and its subsidiary entities, or altering or ordering the alteration of such an entry in order to hide the true nature of transactions conducted, thereby affecting to any extent the financial statements, or ordering or accepting the registration of false data in the corresponding accounting entries;

VI.	Concealing or omitting to disclose relevant information that, under the terms of this law and other applicable provisions, must be disclosed to the Federal Executive or to the Congress of the Union, unless such omission is permitted under applicable provisions;

VII.	Destroying or modifying, directly or through third parties, the accounting systems or registries, or the documentation forming the basis of the accounting registries of Petróleos Mexicanos, its subsidiary entities or the entities that it controls, prior to the expiration of the legal term for required retention and with the purpose of hiding its registration or existence;

VIII.	Destroying, totally or partially, information, documents or files, including those in electronic form, whether for the purposes of hindering or obstructing oversight, or of manipulating or hiding data or relevant information of Petróleos Mexicanos, its subsidiary entities or the entities that it controls, from persons who have a legal interest in knowing it;

IX.	Providing authorities with false or altered documents or information;

X.	Altering accounts pertaining to assets or liabilities or the conditions of contracts, registering or giving the order to register non-existent operations or expenses, overstating the true data or intentionally carrying out any illegal or prohibited act or transaction that generates loss or damage in relation to the property of Petróleos Mexicanos, its subsidiary entities or the entities that it controls; or

XI.	Improperly using information relating to Petróleos Mexicanos, its subsidiary entities or the entities that it controls or over which it exercises significant influence.

Article 39. — The directors will be jointly and severally liable with their predecessors for irregularities incurred by such predecessors if, having knowledge thereof, they fail to disclose such irregularities in writing to the Audit and Performance Evaluation Committee.

The directors shall be obliged to inform the Audit and Performance Evaluation Committee, the Internal Control Body and the Superior Audit Office of the Federation concerning the irregularities of which they come to have knowledge through the exercise of their duties.

Article 40. — The liability for providing indemnification for damages and losses resulting from acts, circumstances or omissions referred to in articles 37 and 38 of this Law will be joint and several among the persons who adopted the decision.

The corresponding indemnification shall cover the damages and losses caused to Petróleos Mexicanos and its subsidiary entities and, in every such case, the director involved shall be removed.

An action claiming the liability referred to in this article will be invalid if not brought within five years after the date the act, circumstance or omission occurred, except in the case of acts, circumstances or omissions with continuous effects, in which case the time limitation for validity shall commence when such act, circumstance or omission concludes.

Article 41. — The administrative liabilities referred to in articles 37 and 38 of this Law shall be imposed pursuant to the terms of the Federal Law of Administrative Liabilities of Public Officials.

Professional directors will only be removable for the causes and in accordance with the procedure set forth in articles 12 and 13 of this Law.

Independent of any applicable administrative or criminal liabilities, the damages and losses suffered by Petróleos Mexicanos due to directors’ acts, circumstances or omissions in contravention of this Law, may form the basis for claims in a civil action. Any such action shall be brought by the Director General, and be exercised pursuant to the Regulations of this Law.

Article 42. — The members of the Board of Directors will not incur, individually or jointly, liability for damages or losses to Petróleos Mexicanos and its subsidiary entities resulting from their acts or omissions, or decisions adopted by them, when acting in good faith under any of the following circumstances:

I.	They comply with the requirements for the approval of matters within the authority of the Board of Directors or, as applicable, of the committees of which they are part;

II.	They adopt decisions or vote in the meetings of the Board of Directors or, as applicable, the committees of which they are part, based on information provided by executives of Petróleos Mexicanos, the external auditor or independent experts; or

III.	To the best of their knowledge and understanding, and based on the information available at the time the decision is made, they have either selected the best alternative, or the adverse effects on the entity could not have been foreseen.

Article 43. — Petróleos Mexicanos shall be free to contract for the insurance, sureties or guarantees that it considers necessary to ensure recovery of the resources and assets, or compensation for the damages and losses caused to such entity and its subsidiary entities.

The entity will also be free to contract in favor of the members of the Board of Directors and of the Director General for insurance, sureties or guarantees that cover the amount necessary to indemnify them for damages caused by their activity, except for those acts that have been undertaken intentionally or in bad faith, or are illegal according to applicable laws.

Chapter IV
Special operations regime of Petróleos Mexicanos

First Section
Part A. Indebtedness

Article 44. — Petróleos Mexicanos will be subject to the following terms in the management of its obligations that constitute public indebtedness:

I.	It will submit its financing proposals to the Ministry of Finance and Public Credit for their inclusion in the Financial Program prepared in accordance with the General Law of Public Debt, and subject to the annual global financing threshold approved by the Congress of the Union;

II.	It may engage in, without requiring authorization from the Ministry of Finance and Public Credit, official negotiations, informal or exploratory efforts concerning the possibility of accessing the external money and capital markets, contracting for external financings that are denominated or payable in foreign currency, as well as contracting for obligations constituting indebtedness;

III.	It will be responsible for ensuring that:

a)	Contracted obligations do not exceed its payment capacity,

b)	Proceeds obtained are used properly, in accordance with applicable provisions,

c)	Payments are effected in a timely manner, and

d)	The development of its own financial program is supervised;

IV.	It will register its financing transactions with the Ministry of Finance and Public Credit.

Those obligations that constitute public indebtedness shall under no circumstances provide or grant to their holders rights in respect of the property, control or assets of Petróleos Mexicanos, nor in respect of the ownership and exploitation of the state petroleum industry.

Proceeds generated from the obligations arising from the citizen bonds will be used exclusively for productive investment projects.

Obligations constituting public indebtedness of Petróleos Mexicanos do not constitute obligations guaranteed by the Mexican State.

Article 45. — Without prejudice to what is established in the preceding article, the Ministry of Finance and Public Credit will approve, at the proposal of Petróleos Mexicanos, guidelines regarding the characteristics of its indebtedness, in accordance with the financing strategy of the Federal Government.

These guidelines may only address purposes, objectives, goals and indicators related to the financial program of the federal public sector and public finances.

Article 46. — The Director General of Petróleos Mexicanos will notify the Ministry of Finance and Public Credit, at least fifteen business days in advance, of each transaction into which it plans to enter that constitutes public indebtedness.

The Ministry of Finance and Public Credit may order that such transaction not be carried out when the stability of the financial markets may be affected, the financing costs for the rest of the public sector may be increased or the financing resources available to the same may be reduced.

In the event that the Ministry of Finance and Public Credit does not state its opposition within ten business days after the date of such notice, it will be understood that the respective transaction may be carried out.

Part B. Citizen bonds

Article 47. — The citizen bonds referred to in this part will have the objective of making available to Mexican citizens, on a direct basis, the benefits of the nation’s petroleum wealth. They will also make it possible to track the performance of Petróleos Mexicanos, as a tool of social linkage and transparency for the entity.

Citizen bonds will be debt securities issued by the entity that grant their holders consideration linked to the entity’s performance.

The consideration set forth in the citizen bonds shall under no circumstances grant or provide corporate rights to their holders in respect of the property, control or assets of Petróleos Mexicanos, nor in respect of the ownership and exploitation of the state petroleum industry.

Only individuals of Mexican nationality and the following Mexican entities may be holders of citizen bonds:

a)	Investment funds specializing in retirement funds;

b)	Pension funds;

c)	Investment funds for individuals; and

d)	Other financial intermediaries acting as market makers.

The institutions of the financial system representing the respective holders or managing their accounts shall be responsible for compliance with the measures to avoid cornering the market in citizen bonds, according to what is set forth in this article and the related regulations.

Among other considerations, the Ministry of Finance and Public Credit will determine through regulations of a general character:

I.	The manner in which Mexican individuals may acquire bonds at the time of issuance and initial placement, with the appropriate participation of Mexican financial institutions, as well as the means of verifying compliance with the requirements referred to in this article;

II.	The manner in which investment funds specializing in retirement funds, pension funds and investment funds for individuals may acquire bonds at the time of issuance and initial placement;

III.	The manner in which only those financial intermediaries that are acting as market makers may acquire bonds, as well as the maximum amount thereof that they may hold, which will be determined by considering only that which is necessary to accomplish such purpose. Investment banks may not participate as market makers;

IV.	Initial placement mechanisms, with the corresponding participation of Mexican financial institutions, that ensure an adequate distribution of the citizen bonds among the public and facilitate the acquisition of bonds by Mexican individuals;

V.	Measures that facilitate access to the largest number of individuals, imposing limits on the total value of citizen bonds that may be acquired by the same individual or entity, directly or indirectly. Each individual may not acquire more than 0.1% of the total value of the bond issuance;

VI.	As a priority, strict measures aiming to prevent cornering of the market in the holding of bonds;

VII.	The characteristics, terms and conditions of the issuance of citizen bonds;

VIII.	The mechanics of their operation in the market through institutions that comprise the financial system, so that after their issuance and initial placement, such market is dynamic, efficient and competitive; and

IX.	The manner in which Mexican financial institutions, prior to the transfer of the ownership of citizen bonds, will verify that only individuals of Mexican nationality and the entities mentioned in paragraphs a) to d) of this article become holders of citizen bonds, as well as that these holdings do not exceed the maximum limit set forth in section V of this article.

The proceeds obtained by Petróleos Mexicanos from the issuance and initial placement of citizen bonds will be used exclusively for financing of productive projects whose expected rate of return is greater than the financing cost of the entity, as well as for operations aimed to improve the structure of its indebtedness through the use of citizen bonds, exchange and refinancing.

Those who authorize and execute the respective transactions, as well as those who apply the corresponding proceeds, shall be responsible for complying with the requirements set forth in the previous paragraph.

The public officials of Petróleos Mexicanos who participate in the issuance of citizen bonds and carry out acts or omissions in violation of this article will be subject to the corresponding liabilities, pursuant to the terms of the Federal Law of Administrative Liabilities of Public Officials and of the Law of Superior Auditing of the Federation.

Financial institutions who, in their capacity as intermediaries when carrying out operations involving citizen bonds, violate the Securities Market Law, shall be sanctioned by the National Banking and Securities Commission in accordance with that law.

Article 48. — It is the right of holders of citizen bonds to rely on timely information regarding the veracity, sufficiency and reasonableness of the documentation submitted to or processed by the Board of Directors, as well as of the policies and results of Petróleos Mexicanos.

The Commissioner will have the duty of protecting the interests of holders of these bonds, to which end he will have the obligation, among others, to prepare a report on such information, which shall be released publicly by any means available.

Second Section
Budget

Article 49. — In the management of their respective budgets, Petróleos Mexicanos and its subsidiary entities will be subject to the following rules:

I.	Petróleos Mexicanos will remit annually to the Ministry of Finance and Public Credit, through the Ministry of Energy, projections of its financial balance goals for the next five years;

II.	The Board of Directors of Petróleos Mexicanos will approve adjustments to its own budget and those of the subsidiary entities, and in each case no approval from the Ministry of Finance and Public Credit will be required, subject to compliance with the annual financial balance goal and so long as the programmable budget for personal services is not increased;

III.	With the approval of the Board of Directors of Petróleos Mexicanos, the entity may increase its own expenditures or those of its subsidiary entities based on a surplus in their income, in each case without the authorization referred to in article 19, section III, of the Federal Law of Budget and Fiscal Accountability, subject to compliance with the annual financial balance goal and so long as the programmable budget for personal services is not increased;

IV.	The Board of Directors of Petróleos Mexicanos shall approve its budgetary calendars and those of the subsidiary entities, as well as modifications thereto, in both cases without the approval of the Ministry of Finance and Public Credit, subject to compliance with the annual financial balance goal of Petróleos Mexicanos;

V.	The Board of Directors of Petróleos Mexicanos will authorize the budget, as well as its corresponding application to the entity’s investment projects and those of its subsidiary entities, without the intervention of the Ministry of Finance and Public Credit; and

VI.	For purposes of registering the investment portfolio referred to in article 34 of the Federal Law of Budget and Fiscal Accountability, sections I and IV thereof shall not apply. The investment planning of Petróleos Mexicanos and its subsidiary entities, will therefore be subject to what is set forth in this Law.

With respect to what is set forth in sections II and III of article 34 of the Federal Law of Budget and Fiscal Accountability, the Ministry of Finance and Public Credit shall have the obligation of responding to the cost-benefit evaluations presented to it within a period no longer than 20 business days, or the registration shall be deemed granted automatically.

With respect only to projects of a great magnitude and high priority, the Strategy and Investment Committee contemplated by this Law shall obtain a cost-benefit analysis from an independent third party expert, in accordance with the regulations that are issued by the Board of Directors of Petróleos Mexicanos.

Article 50. — In accordance with the principles of efficiency and effectiveness in the exercise of public spending, Petróleos Mexicanos shall take the measures necessary to increase the participation of national suppliers and contractors in the works, goods and services required by the petroleum industry, in a competitive and sustainable manner, considering the characteristics, complexity and magnitude of its projects, and based on the policies and programs established by the Federal Government in these matters.

Third Section
Acquisitions, Leasing, Services and Public Works

Article 51. — The acquisitions, leasing and rendering of services, as well as the works and related services for which Petróleos Mexicanos and its subsidiary entities need to contract, with respect to the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals, shall be governed pursuant to this Law, its Regulations and the regulations issued by the Board of Directors, pursuant to the terms of article 53 of this Law. The aforementioned shall apply unless expressly stated otherwise in this Law.

Article 52. — The Law of Acquisitions, Leasing and Services of the Public Sector and the Law of Public Works and Services Related Thereto, as well as the regulations and guidelines thereunder, will apply , as applicable, to the acquisitions, leasing, works and services that are not part of the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, and do not relate to petrochemicals other than basic petrochemicals.

Article 53. — Pursuant to article 134 of the Political Constitution of the United Mexican States, the administrative regulations issued by the Board of Directors of Petróleos Mexicanos in matters of acquisitions, leasing, contracting of services and works referred to in article 52 of this Law shall be published in the Official Gazette of the Federation and shall observe the following framework:

I.	The contracting to be carried out shall be published on the website of the corresponding entity, pursuant to the Federal Law of Transparency and Access to Governmental Public Information;

II.	The Acquisitions, Leasing, Works and Services Committee or, as applicable, the respective committees of the subsidiary entities shall opine, based on the proposal presented to such effect by the requesting unit, on the justifiability of using restricted invitation or direct award procedures;

III.	The content of the proposal to be prepared by the unit requesting restricted invitation or direct award procedures;

IV.	The application of the same requirements and conditions to all participants, in the case of public bidding or restricted invitation;

V.	The cases in which Petróleos Mexicanos and its subsidiary entities shall abstain from, among other actions, receiving proposals, acquiring, leasing or entering into service contracts or works contracts with persons that:

a)	Have a conflict of interest with such entities;

b)	Are barred from exercising commercial activities or from practicing their profession;

c)	Are barred by the Ministry of Public Function, pursuant to the terms of the applicable provisions;

d)	Have pending defaults to be settled with such entities;

e)	Are not authorized to intellectual property or other exclusive rights related to the matters referred to in this article;

f)	Have unduly obtained privileged information; or

g)	Use of third parties to avoid what is set forth in this section.

VI.	The mechanisms for determining prices and adjustments thereto, including giving consideration to, among other factors, the establishment of price catalogues for the petroleum industry;

VII.	The mechanisms for adjustments to execution programs, milestone dates and execution time tables;

VIII.	The measures to ensure that economic resources are managed with efficiency, effectiveness, transparency and honesty;

IX.	In contracting procedures, the principles of transparency, maximum publicity, equality, competitiveness, simplicity and timeliness shall be paramount;

X.	In contracting procedures, Petróleos Mexicanos and its subsidiary entities shall require minimum thresholds of national content, and must also establish preferences in related qualification and selection that favor the employment of human resources, goods or services of national origin, in accordance with the guidelines issued by the Board of Directors.

The foregoing is subject to the sufficiency of apportionment of feedstocks in the local market, and to the limitation that it not affect the best conditions with respect to price, quality, financing, opportunity and other pertinent circumstances.

Petróleos Mexicanos and its subsidiary entities are responsible for meeting the requirements in terms of reserves and percentages for the energy sector that are set forth in the treaties entered into by the Mexican State.

In national public biddings, Petróleos Mexicanos and its subsidiary entities must, if deciding between equal proposals, award contracts to small and medium-sized companies, for the purpose of fostering their development and participation;

XI.	The manner for carrying out the planning, programming and budgeting for acquisitions, leasing and contracting of services and works, as well as the evaluation of their results based on objective indicators;

XII.	The terms in which public biddings, direct awards or restricted invitations will be carried out;

XIII.	The general requirements for invitations and bidding guidelines, as well as time tables for the bidding stages and bases for declaring them failed;

XIV.	The regulations relating to entering into multi-year contracts for public works and services related thereto whose execution covers more than one year, considering:

a)	The incorporation of technological advances,

b) Changes in costs of works because of modified market conditions related to the feedstocks or equipment used,

c) Modification of terms of the contract because of unforeseen circumstances and the volume of works contracted for, and

d) The acceptance of duly justified non-specified expenses under the contract.

XV.	The causes of and procedures for suspension, early termination and administrative cancellation of contracts;

XVI.	The regulations pertinent to permitting procedures to be carried out through electronic means; and

XVII.	The other aspects set forth in the Regulations to this Law.

Article 54. — The acquisitions, leasing, and rendering of services, as well as works and related services shall be performed, as a general rule, through public biddings, with prior public invitation and firm bids presented in sealed envelopes to be opened in public meetings, in order to guarantee the best available conditions as to price, quality, financing, opportunity and other pertinent circumstances.

When, as an exception, public biddings are not suitable to assure the best conditions mentioned in the previous paragraph, contracting will be performed by means of restricted invitation or direct award procedures.

Article 55. — In public biddings related to the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals, at least the following terms shall be taken into account:

I.	Biddings may be national or international. In the latter case, it shall be indicated whether they will be carried out in an open manner or pursuant to the application of an international treaty. In the case of open international biddings, the participation of nationals of countries that do not grant reciprocity may be limited;

II.	The procedure will consist of the following stages:

a)	Issuance of the invitation, which shall be published in the Official Gazette of the Federation;

b)	Issuance of the bidding guidelines;

c)	Meetings to address any needed clarifications;

d)	Presentation and opening of proposals;

e)	Analysis and evaluation of the proposals, to which mechanisms may be applied for pre-qualification and subsequent discount offers; and

f)	Awarding and decision, which will be disclosed in a public meeting.

III.	In the bidding guidelines there shall be included, among other provisions:

a)	Elements establishing the necessary experience, technical and financial capacities, according to the characteristics, complexity and magnitude of the goods, services or works to be acquired or contracted for;

b)	The general description of the goods, services and works, as well as the location in which the last two of these are to be carried out;

c)	The time limit for performance of the contracts;

d)	The rules in accordance with which contractors or suppliers may undertake subcontracting;

e)	Information on compensation and payment conditions;

f)	The mechanisms for adjusting compensation;

g)	The requirements for incorporation of national content into the acquisitions, services and works, observing the terms of international treaties on the subject and in accordance with the regulations issued by the Board of Directors of Petróleos Mexicanos; and

h)	Indication of the methodology for evaluation of the offers.

IV.	Stages for negotiating prices may be included, subject to the general rules approved by the Board of Directors of Petróleos Mexicanos. These rules shall ensure an impartial, honest and transparent process, as well as the best results.

Article 56. — Attention will be paid at all times to ensuring that, in the procedures of restricted invitation or direct award regarding the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as petrochemicals other than basic petrochemicals, persons are invited that have an adequate opportunity to respond as well as the financial, technical, operational and other capabilities necessary to comply with the contracts, and whose activities are related to the goods, services or works provided for under the contracts, thus having experience in such activities.

Article 57. — When Petróleos Mexicanos or its subsidiary entities, within their respective competencies and with the prior opinion of the Acquisitions, Leasing, Works and Services Committee, determine that the procedure of public bidding does not satisfy the best conditions with respect to price, quality, financing, opportunity and other pertinent circumstances, they may elect to not carry out such procedure and instead enter contracts through the invitation of at least three persons to bid or the making of a direct award. They may do so independently if in respect of the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, or of petrochemicals other than basic petrochemicals, in the following cases:

A)	By direct award:

I.	Those incidents directly linked with the remediation of spills, emission of toxic or dangerous gases, irregular pouring of hydrocarbons, or any other incident that puts at risk the workers, population, environment or facilities used by Petróleos Mexicanos or its subsidiary entities, whether they are the consequence of accidents, sabotage, robbery, other intentional acts or other events that require immediate attention;

II.	Contracting for the services of publicly attesting officials, experts and legal representation in judicial or administrative proceedings; or

III.	In the case of refurbishment or services provided in relation to the installation, maintenance or preservation of industrial equipment by the original manufacturer of the equipment or machinery, in order to preserve the technical warranty of the same.

B)	By restricted invitation to at least three persons:

I.	Contracting for the development of technological innovations related to the purposes of Petróleos Mexicanos and its subsidiary entities; or

II.	Engineering studies, consulting, advisory, investigation and training services.

The above is without prejudice to the assumptions set forth in the Law of Acquisitions, Leasing and Services of the Public Sector and the Law of Public Works and Services Related Thereto.

Article 58. — The restricted invitation procedures shall comply with the following requirements, among others:

I.	They may be either national or international. In the latter case, it shall be indicated whether they will be carried out in an open manner or pursuant to the application of an international treaty;

II.	Technical and economic proposals of at least three persons shall be compared;

III.	They shall be carried out by means of invitations including description of the goods, services and works, the location where they will be delivered or carried out, the time limits for presentation of proposals, as well as the mechanisms for their evaluation — including, among others, the subsequent offering of discounts;

IV.	The invitations will be made public, at a minimum through electronic means and in the offices of Petróleos Mexicanos and its subsidiary entities;

V.	There shall be at least one public stage of presentation and opening of proposals, which may carried out without the presence of the bidders; and

VI.	The decision will be made public through the same means as the invitation.

In the event a procedure is declared failed the contract may be awarded directly, but a prior proposal to that effect must be presented by the requiring unit to the Acquisitions, Leasing, Works and Services Committee, which shall issue the corresponding opinion.

Article 59. — With regard to acquisitions and contracting related to the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals, the Ministry of Public Function or the relevant internal control bodies shall temporally bar from participating in contracting procedures or entering into contracts those persons who fall into any of the following categories:

I.	Bidders who unreasonably, and for reasons attributable to them, do not enter into the contract awarded by the entity;

II.	Suppliers or contractors that, for reasons attributable to them, have one of their contracts administratively cancelled;

III.	Suppliers or contractors that, for reasons attributable to them, do not comply with their contractual obligations and, as a consequence, cause damages and losses to Petróleos Mexicanos or its subsidiary entities;

IV.	Those who supply false information or act improperly with intent or in bad faith in the contracting procedure, in the entering into of the contract or during its duration, or during the course of a complaint or conciliation proceeding; and

V.	Those who contract advisory, consulting and support services of any type in relation to government contracting, if it is proved that all or part of the consideration paid to the service provider is in turn received by public officials directly or through an intermediary, regardless of whether those receiving the payment have any relation with the contracting.

The bar to be imposed shall not be less than three months nor greater than five years, and shall extend to contracting procedures of all the ministries and entities of the Federal Public Administration.

The procedure referred to under this article will be carried out based on the relevant provisions under the Federal Law of Administrative Procedure.

Fourth Section
Special Contracting Forms

Article 60. — Petróleos Mexicanos and its subsidiary entities may enter into works and service contracts with individuals or entities necessary for the better performance of their activities, subject to the restrictions and pursuant to the terms of article 6 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs. The entering into of these contracts will also be subject to the following:

I.	The Nation shall maintain at all times direct control over hydrocarbons;

II.	No rights will be granted in petroleum reserves; therefore suppliers or contractors shall not be able to register them as their own assets, but instead the Nation will register them as part of its property;

III.	At all times, the control and management of the petroleum industry referred to in article 3 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs shall be maintained;

IV.	The compensation provided for in such contracts shall always be in cash, and in no case shall it be agreed that a percentage of production or of the value of sales of hydrocarbons or their by-products or revenues of the contracting entity, be paid for services or works executed, complying to this end with that which is stated in the following article;

V.	No preferential rights of any type shall be granted for the acquisition of petroleum or its by-products, or to influence in sales to third parties; and

VI.	No contracts shall be signed providing for production-sharing schemes or associations within the exclusive and strategic areas undertaken by the Nation, as set forth in article 3 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs.

Contracts may provide for clauses that permit the parties to make modifications to projects due to the incorporation of technological advances, the variation of market prices of feedstocks or equipment used in the works, or the acquisition of new information — obtained during the execution of related works or otherwise — that contributes to improve the efficiency of the project.

Petróleos Mexicanos shall send to the National Hydrocarbons Commission, for their registration, the contracts that are subject to its authority. The Commission shall observe, at every moment, the legislation relating to confidentiality and non-disclosure in respect of such information.

Article 61. — Compensation related to the works and services contracts of Petróleos Mexicanos and its subsidiary entities shall be subject to the following conditions:

I.	It shall always be agreed in cash, be reasonable in comparison with the standards or uses of the industry and be included in the authorized Budget of Petróleos Mexicanos and its subsidiary entities;

II.	It shall be established by fixed schemes or predetermined formulae through which a determined price is obtained, in accordance with applicable civil legislation;

III.	Multi-year works contracts may allow for necessary revisions due to the incorporation of technological advances or the variation of market prices of feedstocks or equipment used in the corresponding works or that otherwise contribute to improve the efficiency of the project, based on the mechanisms for the adjustment of costs and setting of prices that have been authorized by the Board of Directors of Petróleos Mexicanos;

IV.	It shall be established at the time of signing the contract;

V.	Penalty provisions shall be included that apply in the case of negative impact caused by activities of the contractor in relation to environmental sustainability or breach in terms of opportunity, time and quality indicators; and

VI.	Additional compensation may be provided only when:

a)	The contractor reduces costs by shortening the duration of the project,

b)	The contractor appropriates or benefits from new technologies that it has introduced, or

c)	Other circumstances occur that are attributable to the contractor and that result in a higher profit for Petróleos Mexicanos as well as better outcomes in terms of the work or service, provided that percentages of the value of sales or production of hydrocarbons are not promised. Any possible compensation of such type should be expressly set forth at the time of signing the contract.

Contracts that do not observe the provisions of this and the previous article will be fully voided.

Fifth Section
Provisions relating to the production of fertilizers

Article 62. — Petróleos Mexicanos and its subsidiary entities will implement a plan to offer ammonia to the national fertilizer industry, and to suppliers of the material for use as a feedstock in agricultural and livestock production, through a stable supply and long-term contracts that provide for fixed prices of such material to this industry.

To this end, Petróleos Mexicanos and its subsidiary entities will use the available mechanisms of natural gas price hedging, to which they will further incorporate the costs of converting natural gas into ammonia and of handling and delivering ammonia and carbonic anhydride.

Article 63. — In accordance with the guidelines approved by the Board of Directors, and at the proposal of the Strategy and Investment Committee, Petróleos Mexicanos and its subsidiary entities shall promote the use of efficient technologies in the production of ammonia.

Article 64. — To provide certainty to participants in the market, Petróleos Mexicanos and its subsidiary entities, according to the guidelines that are approved for such purpose by their Boards of Directors, will offer the scheme meeting the best time periods and conditions available in the hedge markets. The scheme shall contemplate the possibility of participants renewing periodically their respective contracts as they expire.

Article 65. — In the particular case of the supply of sulfur as a feedstock for the national manufacture of nitrogenous fertilizers, Petróleos Mexicanos and its subsidiary entities will be obliged to publish the annual volumes of sulfur offered for that purpose, the conditions of the respective sale contracts, including the mechanism for determining prices and launch of the product, the places and times of contracting and delivery and all other pertinent data. In the sales of sulfur, Petróleos Mexicanos and its subsidiary entities shall give priority to national demand on the part of nitrogenous fertilizer manufacturers.

Article 66. — Access to this scheme will be granted only to those fertilizer producers or consumers of ammonia that will be used in agricultural and livestock production who adhere to the operational guidelines issued by the Ministry of Agriculture, Livestock, Rural Development, Fishing and Nutrition.

The guidelines should set forth the measures providing assurance that the benefits of the scheme are fully transferred to national agricultural and livestock producers, including standards for costs in the conversion industry. They should also set forth the necessary mechanisms in the production and distribution chains of fertilizers and ammonia for direct application, so that the ministries and entities of the Federal Public Administration involved can verify that the benefit is received by the intended population, as well as penalize transaction arbitrage between the internal and international prices of ammonia and provide for exclusion from the benefits of the scheme those participants who breach the obligations set forth in the guidelines.

Article 67. — The following constitute infringements of the provisions contained in this section:

I.	Using the volumes of ammonia for direct application and nitrogenous fertilizers, or such fertilizers themselves, for purposes other than those set forth in the preceding article;

II.	Exporting the volumes of ammonia for direct application and nitrogenous fertilizers, or such fertilizers themselves, that have been produced pursuant to the scheme set forth in article 62 of this Law;

III.	Not passing along the benefits obtained from the application of the program to the next link in the chain of production, including to end-users; and

IV.	Presenting false documentation to authorities for the purpose of obtaining the benefits referred to in this section.

Article 68. — The infringements mentioned in the preceding article shall be sanctioned with exclusion from the benefits of the scheme.

The foregoing will apply without prejudice to, as applicable, the corresponding penalties when the acts or omissions that constitute violations of this section also constitute criminal offenses in accordance with the applicable provisions of the Federal Criminal Code.

Article 69. — Evaluation of the results of the program shall be undertaken by the Ministry of Agriculture, Livestock, Rural Development, Fishing and Nutrition, taking into account the opinion of the Mexican Council of Sustainable Rural Development.

The Ministry of Agriculture, Livestock, Rural Development, Fishing and Nutrition shall report annually to the Congress of the Union on the results achieved through this scheme.

Chapter V
Specific reports of Petróleos Mexicanos

Article 70. — Petróleos Mexicanos, through its Director General, shall present in March of each year to the sector’s coordinating ministry, and thereby to the Congress of the Union, a report that contains at least the following:

I.	A report of the Director General on the advances made by Petróleos Mexicanos and its subsidiary entities, as well as the policies followed by the administrators and, if applicable, the principal outstanding projects. Such report shall be prepared by line or branch of business, as well as employ those indicators or parameters typically used at the international level for accurate and timely measurement of the results of Petróleos Mexicanos and its subsidiary entities;

II.	An explanation and statement of the principal policies and accounting and information-collecting criteria followed in the preparation of financial data;

III.	Statements that show the financial condition of the entity during and at the close of the fiscal year, its changes and results, as well as the additional information necessary to complete or clarify the data provided with such statements;

IV.	A report on the application of resources pursuant to this Law, including the deviations in amounts, time and scope of execution of the contracts that are carried out; and

V.	The report referred to in this article shall have attached to it the opinion of the Board of Directors on the execution of the annual and strategic program of the entity, as well as the reports prepared by the Commissioner and the opinion of the external auditor.

The report shall be signed by the Director General and by those officers provided for in the organic statute; moreover, such report shall be presented to the Board of Directors for its approval, with the prior opinion of the corresponding committees.

The report referred to in this article shall be published on the website of Petróleos Mexicanos.

Article 71. — The Director General of Petróleos Mexicanos will send quarterly reports regarding the operations and management of the decentralized public entity to the sector’s coordinating ministry, and thereby to the Chambers of the Congress of the Union.

The reports will track the quarterly calendar periods and provide corresponding display per line or branch of business, employing the indicators or parameters typically used at the international level for measuring results. Such reports will be public, and published on the website of Petróleos Mexicanos.

The Director General of Petróleos Mexicanos will remit a report to the Ministry of Finance and Public Credit, through the Ministry of Energy, on the incurring of indebtedness; fundamentally, on the profitability of the projects, their financial condition, the handling of available cash in relation to indebtedness, execution and disbursement calendars and risk profiles. This report will be furnished in accordance with the guidelines issued to this effect by the Ministry of Finance and Public Credit.

Additionally, the Commissioner will render an annual report on the operating, planning and financial situation of Petróleos Mexicanos, as well as on the recommendations formulated, to the Board of Directors, the Ministries of Energy and of Finance and Public Credit and the holders of citizen bonds.

Chapter VI
Final Provisions

Article 72. — The legal acts undertaken by Petróleos Mexicanos and its subsidiary entities will be governed by the applicable federal laws, and the domestic litigation to which it is a party, whatever its nature, will be within the jurisdiction of the courts of the Federation, with the exception of arbitration agreements that by their terms, even in the case of a judicial controversy, exempt the parties from the granting of guarantees otherwise provided for under the laws.

In the case of legal acts of an international character, Petróleos Mexicanos and its subsidiary entities may agree to the application of foreign law, to the jurisdiction of foreign courts in commercial matters and to entry into arbitration agreements when this best serves the achievement of its purposes.

Article 73. — Petróleos Mexicanos shall prepare and update each year a study for use in reviewing and adjusting the price formulae for the goods that it produces and markets through its subsidiary entities. Such formulae should consider international reference prices and, as applicable, adjust for quality when the product to be priced is different from the international reference product. The study shall be sent to the Ministry of Finance and Public Credit for approval no later than July 15 of the year in which it is prepared or updated. Resulting adjustments will be effective starting September 1 of the corresponding year.

Likewise, beginning with the approval of the study or of the updates referred to in the preceding paragraph, Petróleos Mexicanos shall make available to the public by electronic means on a quarterly basis, in the months of April, July, October and January, the prices and qualities of the hydrocarbons that were part of transactions among its subsidiary entities in the three months preceding the reporting month.

TRANSITORY PROVISIONS

First. — This Law shall become effective on the day following its publication in the Official Gazette of the Federation.

Second. — The Organic Law of Petróleos Mexicanos and Subsidiary Entities, published in the Official Gazette of the Federation on July 16, 1992, is hereby repealed, except for that which is set forth in the following transitory provision, and all provisions that are contrary to this Law are hereby repealed.

Third. — The subsidiary entities of Petróleos Mexicanos: PEMEX-Exploration and Production, PEMEX-Refining, PEMEX-Gas and Basic Petrochemicals and PEMEX-Petrochemicals will continue carrying out their activities in accordance with their purposes, guaranteeing the commitments they have already assumed and those yet to be assumed, in the United Mexican States and abroad, until the Federal Executive issues the corresponding reorganization decrees and determines what is pertinent in this regard, based on a proposal presented by the Board of Directors.

Until such time, articles 3, 11 and 15 of the Organic Law of Petróleos Mexicanos and Subsidiary Entities, published in the Official Gazette of the Federation on July 16, 1992 will remain in effect, but with respect to such entities and their operations only insofar as they do not contravene this Law.

Fourth. — The Federal Executive will submit to the Senate or to the Permanent Commission the appointments of the four professional directors within thirty days of the effective date of this decree. On this one occasion only, the terms of the four professional directors shall conclude as follows: for the first appointee, three years following ratification by the Senate; for the second appointee, four years following ratification; for the third appointee, five years thereafter; and for the fourth appointee, six years thereafter.

Fifth. — The Board of Directors of Petróleos Mexicanos shall be installed no later than fifteen business days following the appointment of the professional directors. Until such time, the current Board of Directors will continue functioning, in accordance with that which is set forth in the repealed law.

During the period when the committees referred to in this Law are being put into place, those existing at the time this Law becomes effective shall continue functioning, in accordance with applicable legal provisions.

Sixth. — Within the one hundred and eighty days following this Decree becoming effective, the Director General will submit for the approval of the Board of Directors the Organic Statute of Petróleos Mexicanos.

Seventh. — Beginning on the date that this Law becomes effective, Petróleos Mexicanos will be able to:

I.	Undertake acquisitions, leasing, works and services related to the core activities of a productive character referred to in articles 3 and 4 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, as well as to petrochemicals other than basic petrochemicals, pursuant to the provisions of this Law, provided that the Board of Directors has first issued the guidelines referred to in article 19, section IV, subsection j) of this Law. Until such time, the entity will continue to be subject to the current regulations in respect of acquisitions, leasing, rendering of services, public works and related services, without prejudice to the applicability of articles 60 and 61 of this Law.

The procedures for acquisitions, leasing and rendering of services, as well as public works and related services, initiated before the issuance of the guidelines referred to in article 19, section IV, subsection j) of this Law, shall conclude under application of the same rules with which they started;

II.	Prepare and submit its financing proposals to the Ministry of Finance and Public Credit, pursuant to section I of article 44 of this Law, and register only financing transactions before such Ministry;

III.	Undertake, without the authorization of the Ministry of Finance and Public Credit, the budgetary adjustments that it considers necessary, except those that would increase the global expenditure threshold or the programmable budget for personal services or pensions.

Moreover, it will be able to use up to 20% of its surplus income or 10,000 million pesos, whichever amount is greater, to increase its investment, maintenance and operating expenditures, provided that the programmable budget for personal services or pensions is not increased.

That which is set forth in this section will be undertaken if and when doing so does not affect Petróleos Mexicanos’ primary balance and financial goals during the corresponding year.

The procedures referred to in this article, if commenced before the effectiveness of this Law, shall conclude under application of the same rules with which they started; and

IV.	Apply that which is set forth in article 49, section VI of this Law, once the Strategy and Investment Committee is functioning.

Transitory Provisions Regarding Debt

Eighth. — Petróleos Mexicanos may undertake, without requiring authorization from the Ministry of Finance and Public Credit, informal or exploratory actions concerning the possibility of accessing the external money and capital markets, contracting for external financings that require or are arranged in foreign currency, as well as contracting for obligations constituting indebtedness , when:

I.	The amounts to be contracted for are part of the net indebtedness authorized by the Congress of the Union;

II.	Such contracting complies, in the opinion of the Federal Executive, with the goals set forth in the business plan referred to in article 19, section III, of this Law, for the first two years following the effectiveness of this Law, save for the existence of justification for non-compliance; and

III.	The Audit and Performance Evaluation, Strategy and Investment and Compensation Committees are functioning.

Determinations regarding compliance with the goals set forth in the business plan will be undertaken by the Ministries of Finance and Public Credit and Energy, based on an external opinion. Such plan shall be jointly reviewed on an annual basis by the aforementioned ministries and Petróleos Mexicanos.

Transitory Provisions Regarding Budget

Ninth. — Petróleos Mexicanos shall undertake the management of its budgeting in accordance with the following series of progressive measures:

I.	It may employ up to 35% of its surplus income or 11,000 million pesos, whichever amount is greater, to increase its investment, maintenance and operating expenditures;

That which is set forth in the above paragraphs will be undertaken if and when doing so does not affect Petróleos Mexicanos’ primary and financial balance goals or the programmable budget for personal services or pensions during the corresponding year;

That which is stated in this section shall be applicable once Petróleos Mexicanos complies, in the opinion of the Federal Executive, with the goals set forth in the business plan referred to in article 19, section III, of this Law, for the first year following its becoming effective, save for the existence of justification for non-compliance;

II.	Once there has been compliance with that which is stated in the last paragraph of the section above, and if and when doing so does not affect Petróleos Mexicanos’ financial balance goal during the corresponding year, it may undertake without authorization from the Ministry of Finance and Public Credit the budgetary adjustments that it considers necessary, except for those that would increase the global threshold of expenditures or the programmable budget for personal services; it may also at such time employ up to 50% of its surplus income or 12,500 million pesos, whichever amount is greater, to increase its investment, maintenance and operating expenditures, to the extent that the programmable budget for personal services is not increased.

That which is set forth in this section shall be applicable to Petróleos Mexicanos once it:

a)	Complies, in the opinion of the Federal Executive, with the goals set forth in the business plan referred to in article 19, section III, of this Law, for the first two years following its becoming effective, unless there is justification for non-compliance;

b)	Issues its organic statute, and the Audit and Performance Evaluation, Strategy and Investment and Compensation Committees are functioning; and

c)	Has issued citizen bonds in an amount not less than 3% of the total short and long-term debt reported in its latest consolidated financial statements.

III.	In the year following application of that which is set forth in the preceding section II, and if and when doing so does not affect its financial balance goal during the corresponding year, it may employ up to 62.5% of its surplus income or 14,000 million pesos, whichever amount is greater, to increase its investment, maintenance and operation expenditures, to the extent that the programmable budget for personal services is not increased.

That which is set forth in this section will be applicable once Petróleos Mexicanos complies, in the opinion of the Federal Executive, with the goals set forth in the business plan referred to in article 19, section III, of this Law, for the year following compliance with the terms set forth in subsection a) of the preceding section.

IV.	Once Petróleos Mexicanos is in compliance with that which is set forth in the last paragraph of the preceding section, and if and when doing so does not affect its financial balance goal during the corresponding year, it may employ up to 75% of its surplus income or 15,000 million pesos, whichever amount is greater, to increase its investment, maintenance and operating expenditures, to the extent that the programmable budget for personal services is not increased.

The foregoing shall be applicable to Petróleos Mexicanos if it:

a)	Complies, in the opinion of the Federal Executive, with the goals set forth in the business plan referred to in article 19, section III, of this Law, for the year following compliance with the terms set forth in the last paragraph of the preceding section III, unless there is justification for non-compliance; and

b)	Has issued citizen bonds in an amount not less than 5% of the total short and long-term debt reported in its latest consolidated financial statements.

V.	In the year following application of that which is set forth in the preceding section IV, Petróleos Mexicanos may employ up to 87.5% of its surplus income or 15,000 million pesos, whichever amount is greater, to increase its investment, maintenance and operating expenditures, to the extent that the programmable budget for personal services is not increased.

The foregoing shall apply if it complies, in the opinion of the Federal Executive, with the goals set forth under the business plan referred to in article 19, section III, of this Law, for the year following compliance with the terms set forth in subsections a) and b) of the preceding section IV.

The assessment in respect of compliance with the goals set forth in the business plan will be undertaken by the Ministries of Finance and Public Credit and Energy, based on an external opinion. Such plan shall be revised annually on a joint basis by such ministries and Petróleos Mexicanos.

The consolidated financial statements referred to in this transitory provision shall be prepared and audited in accordance with the financial information rules in Mexico, as issued by the Mexican Council for the Research and Development of Financial Information Rules.

Tenth. — In the year following application of Section V of the preceding article, and if there is compliance, in the opinion of the Federal Executive, with the goals set forth in the strategic plan referred to in article 19, section III, of this Law for the year following compliance with the terms set forth in the second paragraph of Section V of the preceding article, then section III of article 49 of this Law will become effective.

Actions commenced prior to the effectiveness of the provision referred to in this article shall conclude in accordance with the regulations under which they commenced.

Eleventh. — The granting of incentives referred to in article 25 of this Law may be undertaken once there is compliance with the eighth transitory provision, section I.

Twelfth. — The contracts, agreements and other legal acts entered into by Petróleos Mexicanos and its subsidiary entities that are in force and effect at the time that this Law becomes effective will be honored under the agreed terms. Notwithstanding the foregoing, Petróleos Mexicanos and its subsidiary entities may agree to modify such acts in order to adjust them to the provisions of this Law, based on the guidelines to be issued by the Board of Directors of Petróleos Mexicanos.

Other Transitory Provisions

Thirteenth. — Within 180 days following the effectiveness of this Law, Petróleos Mexicanos and its subsidiary entities will implement a strategy to support the development of national suppliers and contractors as part of the Integrated Strategic Business Plan. Such strategy shall include an analysis of the participation of Mexican suppliers and contractors in works, acquisitions and leasing of goods and services, as well as specific objectives and annual quantitative goals to achieve the targeted thresholds of national content in goods, services and works, observing that which is established in international treaties.

This strategy will have the purpose of increasing the percentage of national content by a minimum of 25 percent. The period during which to achieve the aforementioned percentage shall be specified in the Strategic Plan. In this connection, subcontracting effected by suppliers shall be taken into account.

This strategy shall emphasize the development of small and medium-sized enterprises, with the purpose of complying with article 9, section 9 of the Law for the Development of Competitiveness of Micro, Small and Medium-Sized Enterprise.

For the purpose of keeping a registry of progress of this strategy, Petróleos Mexicanos and its subsidiary entities will prepare an annual acquisition plan for small and medium-sized enterprises and will register all of their accounts payable in the Productive Chains Program of Nacional Financiera S.N.C.

Moreover, to assist in compliance with this article, Petróleos Mexicanos and its subsidiary entities will rely on a specialized area of promotion and incorporation of new national contractors and suppliers. This area will be vested with the following functions:

I.	Publishing and promoting the strategy referred to in this article;

II.	Identifying opportunities for the development of national suppliers and contractors;

III.	Proposing policies and actions for the accomplishment of the objectives under this article;

IV.	Assisting Petróleos Mexicanos and its subsidiary entities with the actions necessary to achieve the outlined objectives;

V.	Tracking development of the strategy and reporting on progress to the Board of Directors;

VI.	Supporting Nacional Financiera S.N.C. in actions undertaken by the fund referred to in the following article, as well as in the promotion of financing schemes for the development of national suppliers and contractors; and

VII.	All others set forth in the applicable regulations.

The Director General will send communications semiannually to the Congress of the Union regarding the progress toward the quantitative goals of this strategy.

Fourteenth. — With the purpose of assisting in the implementation of the strategy referred to in the preceding article, the Federal Executive, through the Ministry of Finance and Public Credit, will institute a fund through Nacional Financiera S.N.C., within the 90 days following this Law’s becoming effective.

This fund will have the purpose of promoting the use of national suppliers and contractors by the state petroleum industry, focusing mainly on small and medium-sized enterprises.

This article shall not preclude such enterprises from access to the other support programs of development banks, or of other ministries or entities of the Federal Government.

In order to complement the fund, Nacional Financiera S.N.C. will negotiate loans from the corresponding international finance entities, with the purpose of promoting financings and other support under the best terms and conditions for national suppliers and contractors to Petróleos Mexicanos and its subsidiary entities, and of promoting the development of Mexican engineering.

For the fiscal year 2009, the Federal Executive, through the Ministry of Finance and Public Credit, pursuant to the Federal Law of Budget and Fiscal Accountability, the Federal Expenditures Budget and the Revenue Law of the Federation, will undertake the re-allocation of expenditures and the contracting of debt within authorized thresholds, with the purpose of directing five thousand million pesos toward the fund, including the proceeds of the loans referred to in the preceding paragraph.

In addition, for the fiscal year 2010, the proposed amount in the draft Federal Expenditures Budget for the fund referred to in this article will be two thousand five hundred million pesos.

Fifteenth. — Within one year from the date of publication of this Decree, the Director General of Petróleos Mexicanos shall propose to the Board of Directors, for its approval, a program for restructuring the entity, based on the principles of rational and efficient administration to avoid the duplication of activities and reduce operating costs, as well as increase the efficiency of and among the corporate areas, subsidiary entities and regional administrative and operating structures. Once this program is approved, the Director General of Petróleos Mexicanos will immediately inform the Chamber of Deputies and the Chamber of Senators concerning the scope, goals and actions that proceed from its application.

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Mexico, D.F., October 28, 2008. — Senator. Gustavo Madero Muñnoz, President. — Deputy César Horacio Duarte Jáquez, President. — Senator Renán Cleominio Zoreda Novelo, Secretary. — Deputy. Margarita Arenas Guzmán, Secretary. — Signatures.”

In compliance with section I of article 89 of the Political Constitution of the United Mexican States, and for its due publication and observance, I hereby issue this Decree in the Seat of the Federal Executive Branch, in the City of Mexico, Federal District, on November the twenty seventh of two thousand and eight. — Felipe de Jesús Calderón Hinojosa. Signature — The Ministry of Government, Fernando Francisco Gómez Mont Urueta. — Signature.